

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2026

Richard Stewart
President and Chief Executive Officer
Achieve Life Sciences, Inc.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

      Re: Achieve Life Sciences, Inc.
           Registration Statement on Form S-3
           Filed January 23, 2026
           File No. 333-292918

Dear Richard Stewart:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Life Sciences

cc: Chelsea Anderson, Esq.